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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cogdell Spencer Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
19238U107
(CUSIP Number)
Frank C. Spencer
Chief Executive Officer
4401 Barclay Downs Drive
Suite 300
Charlotte, North Carolina 28209-4670
(704) 940-2900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 25, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	19238U107	Page	2	of	5

1	NAMES OF REPORTING PERSONS: James Cogdell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not applicable.

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		2,243,501(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,243,501(1)

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,243,501(1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

17.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Amount of securities beneficially owned includes 901,298 units of limited partnership interest (“OP units”) in Cogdell Spencer LP, the Company’s operating partnership. OP units are redeemable beginning November 1, 2006 for a cash amount equal to the value of the OP units. In the Company’s sole discretion, the Company may elect to acquire some or all of any tendered OP units in exchange for shares of the Company’s common stock based on an exchange ratio of one share of common stock for one OP unit.

Item 1. Security and Issuer.
     This Amendment No. 1 to Schedule 13D relates to shares of the common stock, $0.01 par value per share (the “Shares”), of Cogdell Spencer Inc., a Maryland corporation (the “Issuer”). The principal executive offices of the Issuer are located at 4401 Barclay Downs Drive, Suite 300, Charlotte, North Carolina 28209-4670.
Item 2. Identity and Background.
(a)	This Amendment No. 1 to Schedule 13D is being filed by James Cogdell.

(b)	Mr. Cogdell’s principal business address is:

c/o Cogdell Spencer Inc. 4401 Barclay Downs Drive, Suite 300 Charlotte, North Carolina 28209-4670

(c)	Mr. Cogdell is Chairman of Cogdell Spencer Inc., located at 4401 Barclays Downs Drive, Suite 300, Charlotte, North Carolina 28209-4670.

(d)	During the last five years, Mr. Cogdell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Cogdell has not been a party to a civil proceeding of a judicial or administrative body as a result of which he became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Cogdell is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     Of the 2,243,501 Shares beneficially owned by Mr. Cogdell, Mr. Cogdell received 1,244,503 in connection with a series of formation transactions undergone in connection with the Issuer’s initial public offering. In connection with the closing of the initial public offering, the Issuer engaged in a series of transactions that consolidated its business and the ownership of its wholly owned properties within the Issuer and its operating partnership. Part of the formation transactions included a consolidation transaction, pursuant to which holders of interests in Cogdell Spencer Advisors, Inc., certain existing entities and certain holders of interests in eight joint ventures with third parties exchanged, through a series of transactions, their equity interests in Cogdell Spencer Advisors, Inc., the existing entities and the eight joint ventures for (1) OP units in the Issuer's operating partnership, (2) shares of the Issuer's common stock and/or (3) cash. An additional 100 Shares purchased by Mr. Cogdell were purchased at the time of the initial public offering and an additional 66,200 Shares have been purchased by Mr. Cogdell since that time.
Item 4. Purpose of the Transaction.
     As described in the response to Item 3, 1,244,503 of Mr. Cogdell’s Shares were acquired pursuant to formation transactions undergone in connection with the Issuer’s initial public offering. An additional 100 Shares were purchased at the time of the initial public offering and an additional 97,600 Shares have been purchased by Mr. Cogdell since that time. Mr. Cogdell may, from time to time, depending on market conditions and other factors deemed relevant by him, acquire additional Shares. He reserves the right to, and may in the future choose to, change his purpose with respect to his investment and take such actions as he deems appropriate in light of the circumstances including, without limitation, to dispose of, in the open market, in a private transaction or by gift, all or a portion of the Shares which he now owns or may hereafter acquire.
     Mr. Cogdell does not have any present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, Mr. Cogdell beneficially owns 2,243,501 Shares, representing 17.7% of all Shares outstanding.
     (b) As of the date hereof, Mr. Cogdell has the sole power to vote, or direct the voting of, or dispose or direct the disposition of 2,243,501 Shares.
     (c) Mr. Cogdell has effected transactions in the class of securities described herein during the past seventy-five days. From October 2, 2006 through October 25, 2006, Mr. Cogdell purchased 97,600 Shares pursuant to his 10b5-1 plan. These Shares were purchased at market prices ranging from $20.887 to $21.947 per share.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.
     Mr. Cogdell is entitled to certain rights with respect to the registration of 1,244,503 shares of the Issuer’s common stock acquired by him in the 2005 formation transactions and 901,298 shares of the Issuer’s common stock issuable upon the redemption of OP units acquired by Mr. Cogdell in connection with the 2005 formation transactions. In connection with these registration rights, the Issuer agreed to use commercially reasonable efforts to register all such shares no later than 14 months following the closing of the Issuer’s initial public offering and during a period of time that the Issuer is eligible to use a registration statement on Form S-3. This summary of the Registration Rights Agreement is qualified in its entirety by the full terms and conditions of the Registration Rights Agreement. For a copy of the Registration Rights Agreement, see Exhibit 1 to the schedule 13D filed on February 14, 2006.

Item 7. Material to be Filed as Exhibits.

Not applicable

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2006
By:	/s/ James Cogdell
	Name:	James Cogdell
	Title:	Chairman, Cogdell Spencer Inc.